ANTISENSE THERAPEUTICS

15 June 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMER

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached a copy of an announcement lodged with the Australian Stock Exchange (ASX).

Date of Announcement/Lodgement	To:	Title	No of pages
7 June 2006	ASX	Market Developments – FDA approves the reintroduction of Tysabri®.	2

Yours sincerely

Kathryn Andrews
Chief Financial Officer

Encl.

dlw 6/26

ANTISENSE THERAPEUTICS

7 June 2006

Market Developments

FDA APPROVES THE REINTRODUCTION OF TYSABRI® FOR THE TREATMENT OF RELAPSING FORMS OF MULTIPLE SCLEROSIS

- Approval supports the potential of Antisense Therapeutics' Phase IIa Drug ATL1102 for Multiple Sclerosis

Biogen Idec and Elan Corporation plc announced yesterday the approval of a supplemental Biologics License Application by the U.S. Food and Drug Administration (FDA) for the reintroduction of Tysabri® (natalizumab) as a monotherapy treatment for relapsing forms of multiple sclerosis (MS) to slow the progression of disability and reduce the frequency of clinical relapses. The companies further reported that Tysabri® will be available upon the completion of key activities related to its risk management plan, including FDA review of educational and training materials, internal validation of systems based on final FDA requirements and training of internal personnel. As such, the companies anticipate Tysabri® will be available in July 2006.

Biogen and Elan stated in their release that "The FDA granted approval for reintroduction based on the review of Tysabri clinical trial data; revised labelling with enhanced safety warnings; and a risk management plan designed to inform physicians and patients of the benefits and risks of Tysabri treatment and minimize potential risk of progressive multifocal leukoencephalopathy (PML). Because of the increased risk of PML, Tysabri monotherapy is generally recommended for patients who have had an inadequate response to, or are unable to tolerate, alternate MS therapies."

The relevance of this news to Antisense Therapeutics is that both Tysabri®, a monoclonal antibody and Antisense Therapeutics' compound ATL1102, an antisense inhibitor, inhibit the same immune system protein (VLA-4), which has been demonstrated to play an important role in the progression of multiple sclerosis.

After successful results in preclinical animal studies and a Phase I trial in humans, Antisense Therapeutics commenced Phase II clinical trials on ATL1102 in December 2004. Although no safety problems had been reported, Antisense Therapeutics voluntarily halted its trial in March 2005 in light of the safety issues associated with Tysabri® (in early 2005 Biogen and Elan voluntarily suspended marketing of Tysabri® from the U.S. market based on two reported cases of PML, a rare and frequently fatal, demyelinating disease of the central nervous system, in patients who received Tysabri®).

In August 2005, an independent Medical Advisory Board convened by Antisense Therapeutics unanimously recommended that the Company continue the development of its lead product, ATL1102 in MS and that the Phase IIa trial be restarted with the addition of certain safety parameters to address the potential safety issues reported in the Tysabri® trials. As previously advised, Antisense Therapeutics expects to commence dosing in MS patients in its Phase IIa clinical trial of ATL1102 by the end of this quarter.

The FDA's approval of the reintroduction of Tysabri® to the market further supports the Company's decision to develop ATL1102 as a treatment for patients with MS. Antisense Therapeutics' Chairman Bob Moses said, "Our Board and Management are very encouraged by this development as it supports the potential for our MS drug ATL1102. Further, we expect our drug to have clinical and cost of therapy advantages over Tysabri®, which includes a more convenient way of administering the drug – by subcutaneous injection rather than by intravenous infusion."

About ATL1102 for MS

ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4), and is currently in development as a treatment for MS. In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the CNS in MS, and the lung airways in asthma. The inhibition of VLA-4 may prevent white blood cells from entering sites of inflammation, thereby halting progression of the disease. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS. For further background information regarding the development history of ATL1102 see the Company's 12 January 2006 ASX announcement.

Multiple sclerosis is a life long chronic disease of the central nervous system which is believed to affect as many as 2.5 million people worldwide. While existing drug sales for this disease were greater than US$4 billion in 2004 there remains a high demand for more effective and better tolerated treatments.

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS).

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Natalie Korchev +61 3 9827 8999
Media – Market Connect (Simon Watkin) +61 3 9686 9931